EXHIBIT 17.1

Maptelligent, Inc.

2831 St. Rose Parkway Suite 297

Henderson, NV 89052

Dear Sirs,

Please accept this as my formal letter of resignation from the Board of Directors, COO, President/CEO of Maptelligent effective immediately as discussed and acknowledged making my last day of employment February 28, 2021.

I appreciate the opportunity I have been given during my time with the company.

Albert Koenigsberg